Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (Unaudited)
(In millions)

	Nine Months Ended September 30,

	2002	2001

Earnings:
Loss before taxes	$(24.6)	$(17.3)
Add (deduct):
Dividends received from non-consolidated affiliates	—	0.4
Amortization of capitalized interest	0.2	0.2
Capitalized interest	—	(0.7)
Fixed charges as described below	28.3	22.1

Total	$3.9	4.7

Fixed Charges:
Interest expensed and capitalized	$20.4	$13.5
Estimated interest factor in rent expense	7.9	8.6

Total	$28.3	$22.1

Ratio of earnings to fixed charges (1)	—	—

(1)	Income (loss) before taxes was insufficient to cover fixed charges by approximately $24.4 million and $17.4 million for the nine months ended September 30, 2002 and September 30, 2001, respectively.